# Caylent, Inc.
# Balance Sheets
## Unaudited

|  | 12/31/2016 | 12/31/2015 |
|---|---|---|
| **ASSETS** |  |  |
| **Current Assets** |  |  |
| Cash | $ 11,157.94 | $ 44,251.95 |
| **Total Current Assets** | 11,157.94 | 44,251.95 |
| **Other Assets** |  |  |
| Development Costs | 226,973.54 | 48,235.50 |
| **Total Other Assets** | 226,973.54 | 48,235.50 |
| **TOTAL ASSETS** | $ 238,131.48 | $ 92,487.45 |
| **LIABILITIES AND EQUITY** |  |  |
| **Liabilities** |  |  |
| **Current Liabilities** |  |  |
| Credit Cards Payable | $ 3,193.48 | $ 12,462.45 |
| **Total Current Liabilities** | 3,193.48 | 12,462.45 |
| **Long-Term Liabilities** |  |  |
| Convertible Note Payable | 185,000.00 | 75,000.00 |
| **Total Long-Term Liabilities** | 185,000.00 | 75,000.00 |
| **Total Liabilities** | 188,193.48 | 87,462.45 |
| **Equity** |  |  |
| Common Stock | 9,938.00 | 5,025.00 |
| Capital in Excess of Par Value | 39,211.00 | - |
| Retained Earnings | - | - |
| **Total Equity** | 49,149.00 | 5,025.00 |
| **TOTAL LIABILITIES AND EQUITY** | $ 237,342.48 | $ 92,487.45 |